EXHIBIT 99.2

Vodacom Delivers On Further Peak Time Pre-Paid Tariff Cuts

Thursday, September 01, 2005

Following recent tariff cuts by Vodacom, South Africa’s Leading Cellular Network today announced a tariff of R2,99 per minute for all pre-paid calls made during peak times from 7am to 8pm, based on per second billing. The new rates, approved by ICASA today, represent a reduction of up to 17% and will impact on 13 million Vodacom subscribers. This is applicable to Vodacom-to-Vodacom calls, as well as calls to Telkom and other cellular networks and is effective 5 September 2005.

Commenting on the announcement, Alan Knott-Craig, Group CEO, Vodacom said: “The Happy Hours rate, announced on Friday last week, of R1,49 (for all peak calls between 5pm and 8pm for Vodacom-to-Vodacom calls), represented a discount of up to 55% for pre-paid users, now with the new rate of R2,99 per minute, we will further extend the benefit in the peak call period. This represents hundreds of millions of Rands in savings to our customers.

“We expect traffic to increase thereby offsetting to some degree the cost of these significant price reductions. The industry is currently growing more rapidly than it ever has in its 11 year history with new gross connections exceeding a record

1,3 million new customers in July this year alone.”

Pre-paid customers already paying less than R2,99 per minute will continue to enjoy the existing lower rate. Vodacom also announced an increase in the off-peak pre-paid call rate of R1 per minute to R1.05 per minute which will only become effective on 1 October, 2005.

The only other tariff adjustments this year, which are unrelated to the new pre-paid tariff of R2,99 minute, is an average increase in high end contract customer rates for Talk 500 of 1,5%, and an increase in the Talk 1000 package of 2,2%. These increases to be effective 1 October 2005.